[RP Finanical Letterhead]


                               September 10, 1999


Board of Directors
Mutual Federal Savings Bank
110 East Charles Street
Muncie, Indiana  47305-2499

Re:      The Amended Plan of Conversion:  Subscription Rights

Members of the Board of  Directors:

     All capitalized terms not otherwise defined in this letter have the meanings given to such terms in the Amended Plan of Conversion (the "Plan") adopted by the Board of Directors of Mutual Federal Savings Bank ("Mutual Federal" or the "Bank") whereby the Bank will convert from a federal mutual savings bank and issue all of the Bank's outstanding capital stock to MFS Financial, Inc. (the "Holding Company"). Simultaneously, the Company will issue shares of common stock.

     We understand that, in accordance with the Plan, Subscription Rights to purchase shares of Common Stock in Bancorp are to be issued to: (1) Eligible Account Holders; (2) the Employee Stock Ownership Plan; (3) Supplemental
Eligible Account Holders; (4) Other Members; and (5) Directors, Officers and Employees. Based solely upon our observation that the Subscription Rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

     1.   the Subscription Rights will have no ascertainable market value; and

     2. the price at which the Subscription Rights are exercisable will not be more or less than the estimated pro forma market value of the shares upon issuance.

     Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stock as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the Subscription Offering will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.


                                                    Respectfully submitted,

                                                    /s/ RP Financial, LC.

                                                    RP FINANCIAL, LC.